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                   June 5, 2023

       Scott R. Shipman
       Chief Legal Officer
       Jukebox Hits Vol. 1 LLC
       10000 Washington Blvd,
       Suite 07-134
       Culver City, CA 90232

                                                        Re: Jukebox Hits Vol. 1
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 24,
2023
                                                            CIK No. 0001974755

       Dear Scott R. Shipman:

              Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.

                More specifically, the offering statement fails to comply with the financial statement requirements for Tier 2 offerings under Section (c) of Part F/S of Regulation A that, among other things, requires audited financial statements. We note you state on page 34 that you do not expect this offering to be qualified before you are "capitalized on other than a nominal basis,"
       and also that you expect to seek an audit only after the qualification of this offering statement. It also appears that the securities are not "eligible securities," in accordance with Rule 261(c) of
       Regulation A, as they are not equity securities, debt securities, securities convertible or exchangeable to equity interests, or guarantees of such securities. In this regard, we note that you describe the royalty shares as "contractual rights" to receive a specified portion of royalties, fees, and other income streams related to certain music assets, and your statement on page 44 that the
       "Royalty Shares do not represent a traditional investment and should not be viewed as similar to
       'shares' of a corporation," and that a holder "will not have the statutory rights normally associated with the ownership of shares of a corporation or membership interests in a limited liability company."
 Scott R. Shipman
Jukebox Hits Vol. 1 LLC
June 5, 2023
Page 2

       We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,
FirstName LastNameScott R. Shipman
                                                          Division of
Corporation Finance
Comapany NameJukebox Hits Vol. 1 LLC
                                                          Office of Real Estate
& Construction
June 5, 2023 Page 2
cc:       Zachary Fallon
FirstName LastName